Mail Stop 3561

July 2, 2007

<u>Via facsimile and U.S. Mail</u>

Shailen Singh
President
Coffee Pacific, Inc.
2813 7th Street
Berkeley, CA 94710-2702

> **Re:** **Coffee Pacifica, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 6, 2007**

Dear Mr. Singh:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please comply with any outstanding comments that were issued as part of our review of your Form SB-2 filed May 3, 2007.

Information regarding the Proposals

Stock Compensation Plan

2. We refer you to Item 10 of Schedule 14A, which would appear to require
    additional disclosure regarding your intended issuance of 5,000,000 shares under
    your 2007 Stock Incentive Plan for Employees and Consultants. For example, it
    does not appear that you have described the material features of the plan or the
    new plan benefits that will be received by your executive officers, if any. Please
    revise or advise.

Election of the Board of Directors

3. We note that it would appear that you previously had a board comprised of four
    individuals, however, at this election you are only electing three individuals to
    the Board. Please revise to explain whether you are leaving a vacancy on the
    Board and, if so, why or if you have reduced the number of individuals that
    comprise a full Board.

4. Considering this proxy statement covers the election of directors, it would appear
    that the information required by Items 7 and 8 of Schedule 14A should be
    provided. Please revise to include this information as it would appear that you
    have not provided all of it, such as the information required by Items 402 and
    407 of Regulation S-B.

Nomination of Williams & Webster P.S….

5. Please ensure that you have provided all of the information required by Item 9(e)
    of Schedule 14A. For example, disclose any Audit-Related or Tax Fees billed in
    last two fiscal years, the audit committee's pre-approval policies and procedures
    and what percentage of each of the services described were approved by the audit
    committee.

Approval for the Board of Directors to Pay Compensation…

6. Revise to clarify the need for this resolution. Specifically, explain who is
    currently authorized to approve compensation for the Executive Officers, if not
    the Board of Directors, so that it is clear why this resolution is necessary.

Description of Capital Stock

7. We note your reference to the ability of shareholders to vote cumulatively. Please revise this discussion to describe such rights, the conditions precedent to the exercise of such rights and if discretionary authority to cumulate votes is being solicited. See Item 6(c) of Schedule 14A.

Request to Vote, Sign and Return Proxies

8. You indicate here that any change of a proxy card will require a ten day change of notice to the Company. Please advise as to what purpose this serves and whether state law allows for such procedures in connection with a revocation of proxies by submitting a later-dated proxy.

Proxy

9. In the fifth paragraph, you refer to the "authorization of Preferred Stock" in your description of the exercise of discretionary authority. Please remove this reference or explain why you believe it is necessary.

10. Please revise your proxy card to provide the means for shareholders to withhold their authority to vote for the director nominees in Proposal 2. See Rule 14a-4(b)(2).

* * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director